Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated May 23, 2022 and the prospectus supplement dated June 27, 2022 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Free writing prospectus dated October 21, 2024 (to the Prospectus dated May 23, 2022 and the Prospectus Supplement dated June 27, 2022)	Filed Pursuant to Rule 433 Registration Statement No. 333-265158

Barclays Bank PLC – Contingent Income Auto-Callable Securities due April 30, 2025 Based on the Performance of the American Depositary Shares of Taiwan Semiconductor Manufacturing Company Limited

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying pricing supplement, the prospectus and prospectus supplement, as well as the “Risk Factors” on the following page, prior to making an investment decision.

Summary Terms	Hypothetical Payment or Delivery at Maturity*

Issuer:	Barclays Bank PLC
Underlier:	Taiwan Semiconductor Manufacturing Company Limited American depositary shares (Bloomberg ticker symbol “TSM UN<Equity>”)
Pricing date:	October 25, 2024
Original issue date:	October 30, 2024
Maturity date:	April 30, 2025
Automatic early redemption:	If, on any determination date (other than the final determination date), the closing price of the underlier is greater than or equal to the initial underlier value, the securities will be automatically redeemed for an early redemption payment on the contingent payment date immediately following that determination date.
Early redemption payment:	An amount per security equal to (i) the stated principal amount plus (ii) the contingent monthly payment and any unpaid contingent monthly payments otherwise due
Contingent monthly payment:

•

If, on any determination date, the closing price of the underlier is greater than or equal to the downside threshold level, we will pay on the related contingent payment date a contingent monthly payment of at least $12.50 (at least 1.25% of the stated principal amount) per security, plus the amounts of all contingent monthly payments, if any, that would have been paid on a previous contingent payment date had the closing level of the underlier been greater than or equal to the downside threshold level on the related determination date and that have not been previously paid (“unpaid contingent monthly payments”).

•

If, on any determination date, the closing price of the underlier is less than the downside threshold level, the contingent monthly payment applicable to that determination date will not be payable on the related contingent payment date.

Payment or delivery at maturity:

If the securities are not redeemed prior to maturity, you will receive on the maturity date a cash payment or delivery per security determined as follows:

•

If the final underlier value is greater than or equal to the downside threshold level:

(i) stated principal amount plus (ii) the contingent monthly payment and any unpaid contingent monthly payments otherwise due

•

If the final underlier value is less than the downside threshold level:

at our option, (i) a number of shares of the underlier equal to the exchange ratio or (ii) the cash value of those shares as of the final determination date determined as the exchange ratio times the final underlier value

Under these circumstances, the value of those shares (or that cash value) will likely be less than 77% of the stated principal amount and could be zero. Investors may lose their entire initial investment in the securities.

Downside threshold level:	77% of the initial underlier value (rounded to three decimal places)
Initial underlier value:	The closing price of the underlier on the pricing date
Final underlier value:	The closing price of the underlier on the final determination date
Exchange ratio:	The stated principal amount divided by the initial underlier value (rounded to five decimal places)
Determination dates:	Monthly, as specified in the accompanying pricing supplement
Contingent payment dates:	Monthly, as specified in the accompanying pricing supplement
CUSIP/ISIN:	06744ELF2 / US06744ELF24
Additional terms:	Terms used in this document, but not defined herein, will have the meanings ascribed to them in the accompanying pricing supplement.
Pricing supplement:	http://www.sec.gov/Archives/edgar/data/312070/000095010324015212/dp219637_424b2-6493ms.htm
Payment on the securities is not guaranteed by any third party and is subject to the creditworthiness of Barclays Bank PLC and the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Change in the Underlier	Value of Payment or Delivery at Maturity**	Total Return on Securities
50.00%	$1,000.00	0.00%
40.00%	$1,000.00	0.00%
30.00%	$1,000.00	0.00%
20.00%	$1,000.00	0.00%
10.00%	$1,000.00	0.00%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-23.00%	$1,000.00	0.00%
-23.01%	$769.90	-23.01%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-60.00%	$400.00	-60.00%
-70.00%	$300.00	-70.00%
-80.00%	$200.00	-80.00%
-90.00%	$100.00	-90.00%
-100.00%	$0.00	-100.00%

*The table above assumes the securities are not automatically redeemed prior to maturity and excludes any contingent monthly payment and any unpaid contingent monthly payments otherwise due.

**For purposes of the table above, the cash value of any shares received is calculated as the exchange ratio times the final underlier value. The actual value of any shares received may be less than the amounts shown above.

Our estimated value of the securities on the pricing date, based on our internal pricing models, is expected to be between $958.40 and $978.40 per security. The estimated value is expected to be less than the initial issue price of the securities. See “Additional Information Regarding Our Estimated Value of the Securities” in the accompanying pricing supplement.

U.K. Bail-in Power Acknowledgment:

Notwithstanding and to the exclusion of any other term of the securities or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the securities (or the trustee on behalf of the holders of the securities), by acquiring the securities, each holder and beneficial owner of the securities acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

The Underlier

For more information about the underlier, including historical performance information, see the accompanying pricing supplement.

Risk Factors

An investment in the securities involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. Some of the risks that apply to an investment in the securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the securities generally in the “Risk Factors” sections in the accompanying pricing supplement and the prospectus supplement. You should not purchase the securities unless you understand and can bear the risks of investing in the securities.

Risks Relating to the Securities Generally

•	The securities do not guarantee the return of any principal.
•	You may not receive some or all of the contingent monthly payments.
•	Your potential return on the securities will be different depending on the sequence of closing levels on the determination dates.
•	You will not participate in any appreciation in the value of the underlier.
•	The securities are subject to early redemption risk.
•	Any payment on the securities will be determined based on the closing prices of the underlier on the dates specified.
•	Contingent repayment of principal applies only at maturity or upon any automatic early redemption.
•	If we choose to deliver shares of the underlier at maturity, those shares may be worth less on the maturity date than on the final determination date.
•	The securities are subject to volatility risk.
•	Investing in the securities is not equivalent to investing in the underlier.
•	Significant aspects of the tax treatment of the securities are uncertain.

Risks Relating to the Issuer

•	Any payments on the securities are subject to issuer credit risk.
•	You may lose some or all of your investment if any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority.

Risks Relating to the Underlier

•	The issuer of the underlier is not an affiliate of ours, is not involved with this offering in any way, and has no obligation to consider your interests in taking any corporate actions that might affect the value of the securities.

•	The price of the underlier can rise or fall sharply due to factors specific to the underlier and its issuer.

•	An investment linked to the value of securities issued by non-U.S. companies involves risks associated with such countries of organization and operation.

•	You should be aware that your return on the securities is linked to the price of American depositary shares representing the common shares of Taiwan Semiconductor Manufacturing Company Limited and not the underlying common shares of Taiwan Semiconductor Manufacturing Company Limited.
•	Anti-dilution protection is limited, and the calculation agent has discretion to make anti-dilution adjustments.
•	Reorganization or other events could adversely affect the value of the securities or result in the securities being accelerated.
•	Governmental legislative or regulatory actions, such as sanctions, could adversely affect your investment in the securities.

Risks Relating to Conflicts of Interest

•	We may engage in business with or involving the issuer of the underlier without regard to your interests.
•	Hedging and trading activity by the issuer and its affiliates could potentially adversely affect the value of the securities.
•	We and our affiliates, and any dealer participating in the distribution of the securities, may engage in various activities or make determinations that could materially affect your securities in various ways and create conflicts of interest.

Risks Relating to the Estimated Value of the Securities and the Secondary Market

•	The securities will not be listed on any securities exchange, and secondary trading may be limited.
•	The market price of the securities will be influenced by many unpredictable factors.
•	The estimated value of your securities is expected to be lower than the initial issue price of your securities.
•	The estimated value of your securities might be lower if such estimated value were based on the levels at which our debt securities trade in the secondary market.
•	The estimated value of the securities is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial institutions.
•	The estimated value of your securities is not a prediction of the prices at which you may sell your securities in the secondary market, if any, and such secondary market prices, if any, will likely be lower than the initial issue price of your securities and may be lower than the estimated value of your securities.
•	The temporary price at which we may initially buy the securities in the secondary market and the value we may initially use for customer account statements, if we provide any customer account statements at all, may not be indicative of future prices of your securities.

Tax Considerations

You should review carefully the section entitled “Additional Information about the Securities—Tax considerations” in the accompanying pricing supplement.

In the event that any of the terms set forth or defined in this document conflict with the terms or defined terms set forth in the accompanying pricing supplement, the terms or defined terms set forth in the accompanying pricing supplement will control.